Registration No. 333-103508

As Filed with the Securities and Exchange Commission on October 6, 2005


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM F-6/A
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                           GEMPLUS INTERNATIONAL S.A.
   --------------------------------------------------------------------------
   (Exact name of issuer of deposited securities as specified in its charter)


                                       N/A
                   -------------------------------------------
                   (Translation of issuer's name into English)


                            Grand Duchy of Luxembourg
            ---------------------------------------------------------
            (Jurisdiction of incorporation or organization of issuer)


                      DEUTSCHE BANK TRUST COMPANY AMERICAS
             ------------------------------------------------------
             (Exact name of depositary as specified in its charter)


                                 60 Wall Street
                            New York, New York 10005
                                 (212) 602 3761
       ------------------------------------------------------------------
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                  GEMPLUS CORP.
                            3 Lagoon Dr., Suite 300,
                             Redwood City, CA 94065
                                 (650) 654-2900
               ---------------------------------------------------
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)


                                   Copies to:

                                Kevin F. Connolly
                                  White & Case
                               5 Old Broad Street
                                 London EC2N 1DW
                                     England

It is proposed that this filing become effective under Rule 466:

               |_| immediately upon filing.
               |_|  on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |X|

                                               CALCULATION OF REGISTRATION FEE
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                                                                                           Proposed Maximum       Amount of
       Title of Each Class of             Amount to be        Proposed Maximum            Aggregate Offering   Registration Fee**
     Securities to be Registered          Registered         Aggregate Pice Per Unit*          Price**
-----------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each
representing two (2) ordinary         100,000,000 American         $5.00            $5,000,000.00            $460.00
shares, with no nominal value, of      Depositary Shares
Gemplus International S.A..
-----------------------------------------------------------------------------------------------------------------------------------
*    Each unit represents 100 American Depositary Shares.

**   Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.
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***  Registration fees paid in connection with the initial registration of 100,000,000 American Depositary Shares on
     Registration Statement No. 333-103508.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration
Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
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

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

     The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Second Supplemental Agreement to Deposit Agreement, filed as Exhibit (a)(3) to the Registration Statement on Form F-6, which is incorporated herein by reference.

Item 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED

                                           Cross Reference Sheet


                                                            Location in Form of American Depositary Receipt
Item, Number and Caption                                    ("Receipt") Filed Herewith as Prospectus
------------------------                                    ----------------------------------------
1.   Name of Depositary and address of its principal        Face of Receipt - Introductory paragraph
     executive office                                       (as amended by the Supplemental Agreement to the
                                                            Deposit Agreement filed as Exhibit (a)(2) to the
                                                            Registration Statement)

2.   Title of American Depositary Receipts and identity     Face of Receipt - Top center
     of deposited securities

     Terms of Deposit:

     (i)       The amount of deposited securities           Face of Receipt - Upper right corner
               represented by one unit of American
               Depositary Receipts

     (ii)      The procedure for voting, if any, the        Reverse of Receipt - Paragraphs (15) and (16)
               deposited securities

     (iii)     The collection and distribution of dividends Reverse of Receipt - Paragraph (14)

     (iv)      The transmission of notices, reports and     Face of Receipt - Paragraph (13)
               proxy soliciting material                    Reverse of Receipt - Paragraph (15)

     (v)       The sale or exercise of rights               Reverse of Receipt - Paragraphs (14) and (15)

     (vi)      The deposit or sale of securities resulting  Face of Receipt - Paragraphs (3) and (7)
               from dividends, splits or plans of           Reverse of Receipt - Paragraphs (14) and (17)
               reorganization

     (vii)     Amendment, extension or termination of the   Reverse of Receipt - Paragraphs (21) and (22) (no
               Deposit Agreement                            provision for extensions)

     (viii)    Rights of holders of American Depositary     Face of Receipt - Paragraph (13)
               Receipts to inspect the transfer books of
               the Depositary and the list of holders of
               American Depositary Receipts

     (ix)      Restrictions upon the right to deposit or    Face of Receipt -Paragraphs (2), (3), (4) , (6), (7),
               withdraw the underlying securities           (9) and (10)

     (x)       Limitation upon the liability of the         Face of Receipt - Paragraph (7)
               Depositary                                   Reverse of Receipt - Paragraphs (18) and (19)

3.   Fees and Charges                                       Face of Receipt - Paragraph (10)
                                                            Face of Receipt - Paragraph (13)

Item - 2. AVAILABLE INFORMATION

The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20559, and at the principal executive office of the depository.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.   EXHIBITS

          (a)(1) Deposit Agreement. Deposit Agreement, by and among Gemplus International S.A. (the "Company"), Citibank, N.A., as depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"). Previously filed.

          (a)(2) Supplemental Agreement to Deposit Agreement. Supplemental Agreement regarding the ADR program for the shares of the Company, dated as of February 10, 2003, between the Company and Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), including the Form of American Depositary Receipt. Previously filed.

          (a)(3) Second Supplemental Agreement to Deposit Agreement. Supplemental Agreement regarding the ADR program for the shares of the Company, dated as of June 28, 2005 between the Company and Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), including the Form of American Depositary Receipt appearing as Exhibit A thereto. Filed herewith as Exhibit (a)(3).

          (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not applicable.

          (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three (3) years. Not applicable.

          (d) Opinion of LeBoeuf, Lamb, Greene & MacRae, L.L.P., counsel for the Depositary as to the legality of the securities to be registered. Previously filed.

          (e)       Certification under Rule 466. Not applicable.

          (f) Termination Letter from the Company to Citibank, N.A. Letter, dated February 19, 2003, pursuant to which the Company terminated the appointment of Citibank, N.A., as depositary under its ADR Program. Previously filed.

                    Powers of Attorney for certain officers and directors and the authorized representative of the Company. - Set forth on the signature pages hereto.

Item 4.   UNDERTAKINGS

          (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the Company which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the Company.

          (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of London, on October 5, 2005.

                                          Legal entity created by the agreement
                                          for the issuance of American
                                          Depositary Receipts evidencing
                                          American Depositary Shares, each
                                          representing two (2) ordinary shares,
                                          with no nominal value, of Gemplus
                                          International S.A.

                                          Deutsche Bank Trust Company Americas,
                                          As Depositary



                                          By: /s/ Mark Downing
                                             -----------------------------------
                                             Mark Downing
                                             Vice President



                                          Deutsche Bank Trust Company Americas,
                                          As Depositary


                                          By: /s/ Clare Benson
                                             -----------------------------------
                                             Clare Benson
                                             Vice President

                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of the Securities Act of 1933, as amended, Gemplus International S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on From F-6 are met and has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Geneva, on October 5, 2005.


                                  Gemplus International S.A.



                                  By:  /s/ Frans Spaargaren
                                     -------------------------------------------
                                  Name:  Frans Spaargaren
                                  Title: Chief Financial Officer and Principal Accounting Officer



                                  By:  /s/ Stephen Juge
                                     -------------------------------------------
                                  Name: Stephen Juge
                                  Title:   General Counsel

                               POWERS OF ATTORNEY
                               ------------------

     KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below hereby constitutes and appoints Stephen Juge or Blandine Cordier-Palasse to act as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all such capacities, to sign any and all amendments including post-effective amendments and supplements to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on October 5, 2005.


                  Signature                                                 Title
                  ---------                                                 -----
/s/ Dominique Vignon                                         Chairman of the Board of Directors
--------------------------------------------
Dominique Vignon

/s/ David Bonderman                                          Vice Chairman of the Board of Directors
--------------------------------------------
David Bonderman

/a/ Alex Mandl                                               Director and Chief Executive Officer
--------------------------------------------
Alex Mandl

/s/ Frans Spaargaren                                         Chief Financial Officer and Principal Accounting
--------------------------------------------                 Officer
Frans Spaargaren

/s/ Michel Akkermans                                         Director
--------------------------------------------
Michel Akkermans

/s/ Geoffrey D. Fink                                         Director
--------------------------------------------
Geoffrey D. Fink

/s/ Dr Johannes Fritz                                        Director
--------------------------------------------
Dr Johannes Fritz

/s/ Kurt Hellstrom                                           Director
--------------------------------------------
Kurt Hellstrom
                                                             Director
--------------------------------------------
Werner Karl Koepf
                                                             Director
--------------------------------------------
Peter Kraljic
                                                             Director
--------------------------------------------
Daniel Le Gal

/s/ John Ormerod                                             Director
--------------------------------------------
John Ormerod

/s/ William S Price                                          Director
--------------------------------------------
William S Price III

/s/ Tony Pingelli                                            Authorized Representative in the United States
--------------------------------------------
Tony Pingelli

                                    INDEX TO EXHIBITS
Exhibit                                                                              Sequentially
Number                                                                               Numbered Page
------                                                                               -------------
          (a)(3)    Second Supplemental Agreement to Deposit Agreement